EXHIBIT 99.1

 PRETIUM RESOURCES INC.
(“Pretivm” or the “Company”)

CODE OF BUSINESS CONDUCT AND ETHICS

As Adopted by the Board of Directors on December 19, 2010
and amended on December 12, 2017,October 30, 2019 and October 29, 2020

The upholding of a strong sense of ethics and integrity is of the highest importance and critical to our success in the business environment. This Code of Business Conduct and Ethics (the “Code”) embodies our commitment to ethical principles and sets out our responsibilities to our shareholders, employees, lenders and other stakeholders. This Code addresses general business ethical principles, conflicts of interests, special ethical obligations for employees with financial reporting responsibilities, disclosure commitments and practices, confidentiality of corporate information, protection and proper use of corporate assets, compliance with laws, rules and regulations, reporting of any illegal or unethical behavior and other relevant issues.

I.
GENERAL APPLICATION

This Code outlines the fundamental principles of legal and ethical business conduct as adopted by our Board of Directors (the “Board”) and is applicable to each of our directors, officers, employees, contractors and consultants. In this Code these individuals are referred to as “you”. This Code is not intended to be a comprehensive list addressing all legal or ethical issues. You are expected to be familiar with and to conduct yourself in accordance with the standards established in this Code and to employ good judgment in the application of the principles contained in this Code.

II.
CONFLICTS OF INTEREST

You are expected to make decisions and take actions that are in our best interests as a whole, and which are not based on or unduly influenced by personal relationships or benefits. You should avoid any relationship which could create a conflict of interest. A conflict of interest arises where your personal or financial interest in a matter which is the subject of an action or decision by the Company may reasonably be perceived to: (i) affect your objectivity in carrying out your responsibilities and duties to the Company; or (ii) represents an advantage or gain to you or other persons with whom you do not deal at arm’s length.

If you are an employee, contractor or consultant, you are to disclose any conflict of interest or potential conflict of interest to your immediate Company supervisor, who shall promptly inform the Company’s Chief Executive Officer (“CEO”). A waiver of any conflict of interest in respect of employees, contractors or consultants must be approved by the CEO.

If you are one of our officers, including our CEO and Chief Financial Officer (“CFO”), you are to disclose any conflict of interest or potential conflict of interest to the Board. A waiver of any conflict of interest must be approved by the Board or a committee designated by the Board.

If you are a member of the Board, you are to disclose any conflict of interest or potential conflict of interest to the entire Board as well as any committee on which you serve. You must abstain from voting on matters in which you have a conflict of interest and are also to recuse yourself from any discussion or decision on any matter in which you are precluded from voting as a result of a conflict of interest or which otherwise affects your personal, business or professional interests. In circumstances where you have a significant, ongoing conflict, and where such personal or outside interest, relationship or responsibility may significantly impede your ability to carry out your fiduciary responsibility to the Company, you shall be required to offer a letter of resignation to the Board. The Board will, in consultation with the Corporate Governance and Nominating Committee, determine whether or not to accept such letter of resignation, based on the circumstances of the conflict.

Set out below is specific guidance in respect of certain conflict of interest situations. As it is not possible to list all conflict of interest situations, it is your responsibility to avoid and properly address any situation involving a conflict of interest or potential conflict of interest. If you wish to obtain clarification of our conflict of interest principles or further guidance with respect to the proper handling of any specific situation, you should consult your immediate supervisor or our Vice President, Legal and Corporate Secretary (the “VP”).

1.
You and your family members must avoid any direct or indirect financial relationship with third parties with whom we have relationships which would involve a conflict of interest or a potential conflict of interest or compromise your loyalty to us. Written permission must be obtained from the VP before you or your family commences an employment, business or consulting relationship with third parties with whom we have relationships.

2.
You are prohibited from: (a) taking for yourself personally opportunities that are discovered through the use of our property or information; (b) using our property or information for your gain; and (c) competing with us. You owe a duty to advance our legitimate interests when the opportunity to do so arises.

3.
If you are an officer, employee, contractor or consultant, you shall not serve as a director of any other profit-making organization where such appointment represents a conflict of interest with your duties to the Company. Therefore, (i) each officer is required to notify the Board or a committee designed by the Board, and (ii) each employee, contractor and consultant is required to notify the CEO, in each case prior to being appointed as a director or in a similar position or agreeing to be nominated for a directorship or a similar position at any profit-making organization, and may not agree to such appointment or nomination or otherwise accept such position without (x) the prior approval of the Board or a committee designated by the Board, in case of an officer, and (y) the prior written approval of the CEO in case of an employee, contractor or consultant. For these purposes and for greater certainty, subject to the discretion reserved by the Board or a committee designated by the Board or the CEO, as applicable, to determine otherwise in the particular circumstances, the Board has determined that accepting of position or appointment with a competitor of the Company will generally be considered a conflict of interest and shall not be permitted.

4.
If you are a director, you shall not serve as a consultant to or a director of any other profit-making organization where such retainer or appointment represents conflict of interest with your duties to the Company. Each director is therefore required to notify the Board Chair and the Chair of the Corporate Governance and Nominating Committee prior to being retained as a consultant to, or being appointed as a director or in a similar position or agreeing to be nominated for a directorship or a similar position at, any other profit-making organization, and may not agree to such retainer, appointment or nomination or otherwise accept such position without the prior written approval of the Board Chair and the Chair of the Corporate Governance and Nominating Committee. The Board Chair and the Chair of the Corporate Governance and Nominating Committee shall consult with the Corporate Governance and Nominating Committee and/or the Board in determining whether or not to provide their prior written approval. For these purposes and for greater certainty, subject to the discretion reserved by the Board Chair and the Chair of the Corporate Governance and Nominating Committee to determine otherwise in the particular circumstances, the Board has determined that accepting of a retainer, position or appointment with a competitor of the Company will generally be considered a conflict of interest and shall not be permitted.

5.
You are prohibited from paying or accepting any bribe, kickback or any other unlawful payment or benefit to secure any concession, contract or any other favourable treatment. You must report any attempted actions to the VP or the Chair of the Audit Committee. You must observe all applicable government restrictions on gifts and entertainment.

6.
Supervisory relationships with family members present special workplace issues. Accordingly, you must avoid a direct reporting relationship with a family member or any individual with whom you have a significant relationship. You must report in writing to the VP any direct reporting relationship with a family member or any individual with whom you have a significant relationship.

III.
FINANCIAL REPORTING RESPONSIBILITIES

As a public company, it is of critical importance that our filings with the securities commissions and other relevant regulatory authorities be accurate and timely. As a result, you are obligated to provide information to ensure that our publicly filed documents be complete and accurate. You must take this responsibility seriously and provide prompt and accurate answers and responses to inquiries related to our public disclosure requirements.

In the performance of your duties relating to our public disclosure obligations, you must:

●
Act with honesty and integrity;

●
Provide information that is accurate, complete, objective, fair and timely;

●
Comply with rules and regulations of federal, state, provincial and local governments and other relevant public and private regulatory authorities;

●
Comply with our policies and internal controls;

●
Act in good faith with due care, competence and due diligence;

●
Respect the confidentiality of information acquired in the course of the performance of your duties;

●
Promote ethical and proper behavior in the work environment; and

●
Report to the VP or Chair of the Audit Committee any conduct that you believe to be a violation of law or of this Code.

Our CEO and CFO have the ultimate responsibility for ensuring the integrity of our filings and disclosure as required by the rules and regulations of all relevant regulatory authorities. You have a responsibility for maintaining financial integrity in our records, consistent with generally accepted accounting principles, our disclosure controls and procedures and internal controls, and federal, provincial and state securities laws. If you become aware of any financial or accounting manipulation or other improper activities relating to accounting, internal controls, auditing or other matters, you must report the same to the VP or the Chair of our Audit Committee.

IV.
DISCLOSURE

We are committed to best practices in making timely and accurate disclosure of all material information and providing fair and equal access to material information. In furtherance of such commitment we have established a Corporate Disclosure and Trading Policy, the purpose of which is to ensure that we and our directors, officers, employees, contractors and consultants satisfy the legal and ethical obligations related to the proper and effective disclosure of corporate information and the trading of securities with that information.

V.
CONFIDENTIALITY OF NON-PUBLIC INFORMATION

You are required to keep all of our non-public information confidential, and the unauthorized disclosure of our non-public information is strictly forbidden. For further direction regarding confidentiality of non-public information, refer to our Corporate Disclosure and Trading Policy. Questions regarding the appropriateness of disclosing particular information should be discussed with the VP. Management has the primary responsibility of communicating with investors, the press, employees and other stakeholders on a timely basis and establishing communication policies.

You should treat material non-public information about our business partners with the same care as is required with respect to our information.

VI.
PROTECTION AND USE OF CORPORATE ASSETS

You will protect our assets and ensure their efficient use. Our assets should only be used for legitimate business purposes. You may not contribute any of our assets, including the time of our personnel, the use of our premises or equipment and direct or indirect monetary payments, to any political candidate, political action committee, political party or ballot measure without the approval of the Board.

VII.
COMPLIANCE WITH LAWS

You must comply with all applicable laws, rules and regulations and be able to recognize potential liabilities, seeking legal advice where appropriate. In addition, we expect you to comply with this Code and all of our other codes and policies. If you have any doubt as to whether a course of action is proper, you should discuss it with your supervisor or manager, the VP or the Chair of our Audit Committee.

In particular, you will comply with all laws, rules and regulations prohibiting insider trading and tipping. Insider trading and tipping are both unethical and illegal and will lead to disciplinary action, including dismissal or removal from office in appropriate circumstances. For further direction regarding compliance with insider trading and tipping laws, rules and regulations, refer to our Corporate Disclosure and Trading Policy. If you have any questions about insider trading and/or tipping, you should raise them with the VP.

VIII.
SAFETY AND ENVIRONMENTAL PROTECTION

Safety and environmental protection are fundamental values of ours, and you have a role in ensuring our operations comply with safety and environmental legislation and standards.

IX.
FUNDAMENTAL RIGHTS

You have the right to work in an environment that is free from discrimination, bullying and harassment, including sexual harassment. We are committed to providing all employees a workplace that respects their basic human rights and will take every incident of discrimination or bullying and harassment very seriously. In furtherance of such commitment, we have established a Workplace Discrimination, Bullying and Harassment Policy to ensure that all individuals are treated with respect and dignity. If you are found to have engaged in conduct constituting discrimination or bullying and harassment, you will be disciplined and, in appropriate circumstances, dismissed or removed from office.

We encourage reporting of all incidents of discrimination and harassment. You have the right to pursue a complaint without reprisal, retaliation or threat of either, for doing so. Any incidents should be reported in accordance with the procedures set out in our Workplace Discrimination, Bullying and Harassment Policy.

X.
RESPONSIBILITY/CLARIFICATION/REPORTING BREACHES

You must be familiar with and adhere to the provisions of this Code and to the standards set out in our applicable policies. Failure to adhere to this Code may lead to disciplinary action, including dismissal or removal from office in appropriate circumstances. You should refer questions relating to this Code or its application to a particular situation to your supervisor or manager. If the issue is one which you feel unable to discuss with your supervisor or manager, the matter should be discussed with the VP or the Chair of the Audit Committee.

You are required to report breaches of this Code, including violations of laws, rules, regulations or other of our policies, incidents of financial or accounting manipulation or other improper activities relating to accounting, internal controls, auditing or other matters to a supervisor or manager or, if you are not comfortable reporting a violation to your supervisor or manager, to the VP or Chair of the Audit Committee. For further direction regarding reporting violations or potential violations of this Code or other of our policies, refer to our Complaint Reporting and Whistle Blower Policy. Any failure to report inappropriate or irregular conduct of others shall be treated as a severe disciplinary matter.

If you disclose any matter to a supervisor or manager, VP or Chair of the Audit Committee, the matter shall be treated in a confidential and sensitive manner, subject to applicable law and the need to conduct a full and impartial investigation, address the matter or monitor compliance with or administer our policies.

No person who in good faith reports a violation or potential violation of this Code will suffer harassment, retaliation or adverse employment consequences as a result of doing so. An employee who retaliates against a person who reported a violation or potential violation of this Code in good faith will be subject to disciplinary action, including dismissal or removal from office in appropriate circumstances.

XI.
WAIVERS FROM CODE

In extraordinary circumstances and where it is in our best interest to do so, we may waive compliance with a requirement under this Code, with or without conditions. If you are a director or executive officer, any waiver of this Code must be approved by the Board and must be disclosed as required by all applicable laws. You accept that public disclosure of the granting of any waiver to you may be required by applicable securities laws, regulations, policies or guidelines (including those of a stock exchange on which our stock may be listed).